Exhibit 99.1

NEWS RELEASE

CONTACT:

Gary S. Maier

(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2021

FOURTH QUARTER AND YEAR-END RESULTS

HONG KONG —July 15, 2021 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal year ended March 31, 2021 – reflecting the negative impact of the COVID-19 pandemic and the military takeover in Myanmar on the company’s operations in that country and the general shortage of raw materials and components, including electronic components and semiconductor chips.

Net sales for the fiscal 2021 fourth quarter were $1.8 million compared with $2.9 million a year ago. The decrease in sales was directly related to the closure of the company’s factory in Myanmar for a two week-period in March as a result of the military takeover in that country, as well as the shortage of raw materials and components that limited production. Net loss for the quarter was $551,000, or $0.14 per share, compared with net income of $563,000, or $0.14 per diluted share, a year earlier.

Net sales for fiscal 2021 were $9.2 million compared with $12.6 million a year ago. Net loss for fiscal 2021 was $461,000, or $0.12 per share, compared with net income of $686,000, or $0.18 per diluted share, a year earlier.

“The decrease in net sales in our fourth quarter, as well as for the full fiscal year, was primarily attributable to the February 1, 2021, coup d’état in Myanmar, the ongoing business slowdown caused by the global pandemic and the raw materials and parts shortage that started at the end of 2020. As a result of the unrest and a temporary lack of workers at our factory in Myanmar, together with the shortage of material supply, we had an interrupted production flow for almost all of March 2021. Fortunately, the majority of our workers have returned, and we are again fully operational. However, the loss of production in March had a severe negative impact on our fiscal 2021 financial performance, since March traditionally is one of our strongest months,” said Roland Kohl, chairman, president and chief executive officer.

He noted fiscal 2021 financial results were further impacted during most of the fourth quarter by world-wide material shortages, including electronic components and semiconductors, with a corresponding decrease in sales to certain European customers and the delayed manufacture of a video gaming product -- which had to be deferred from November 2020. It was not until the current fiscal year that we finally could receive all the materials and start production in May. Kohl added that production of the video gaming product is currently ongoing and expected to enhance fiscal 2022 first quarter results, with the new fiscal year also benefitting from the resumption of manufacturing of other products that was deferred due to extraordinary factors previously noted.

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Gross profit for the fiscal 2021 fourth quarter was $387,000 compared with $1.35 million a year ago. Gross profit as a percentage of sales was 21 percent compared with 46 percent in fiscal 2020. Gross profit as a percentage of sales for the fiscal 2021 fourth quarter was impacted by the previously noted negative events which distorted the results and therefore are not truly representative of the company’s historical gross margins.

Gross profit for fiscal 2021 was $ 2.7 million compared with $4.2 million a year earlier. Gross profit as a percentage of sales for fiscal 2021 was 30 percent compared with 33 percent a year earlier.

Selling, general and administrative expenses increased to $1,046,000 from $605,000 for the fiscal fourth quarter a year ago. For the full fiscal year, selling general and administrative expenses slightly decreased to $3.3 million from $3.4 million last year – reflecting the extraordinary situation and events. Previous year results reflect substantial governmental subsidies and the reversal of staff obligation provisions, and hence not truly representative on a year-over-year comparison basis.

The company realized a currency exchange loss of $60,000 in fiscal 2021 compared with a currency exchange gain of $7,000 a year ago, mainly due to a stronger RMB. The company does not undertake any currency hedging transactions.

Kohl noted that the company’s balance sheet remains strong. Total current assets at March 31, 2021, were $11.5 million, with working capital of $7.5 million and a current ratio of 2.9:1. Total cash was $7.8 million, or $1.94 per diluted share.

Kohl highlighted the company’s strong financial position with total equity of $9.8 million at March 31, 2021 -- representing approximately $2.4 per diluted share.

About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of high-quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, the impact of the worldwide COVID-19 pandemic, the political situation in Myanmar, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	March 31, (Unaudited)		March 31, (Audited)
	2021	2020	2021	2020

Net sales	$1,848	$2,928	$9,168	$12,558
Cost of sales	1,461	1,577	6,461	8,405
Gross profit	387	1,351	2,707	4,153
Selling, general and administrative expenses	1,046	605	3,323	3,406
Operating (loss) / income	(659)	746	(616)	747

Non-operating items

Exchange gain/(loss), net	0	(105)	(60)	7
Interest income	1	23	16	65
Gain/(Loss) on disposal of assets	0	(1)	9	16
Other income	43	60	51	61
Total non-operating income / (expenses)	44	(23)	16	149

Share of profits / (loss) of equity investee	-	-	-	-
Net (loss) / income before income tax and non-controlling Interest	(615)	723	(600)	896
Income taxes	66	(149)	146	(209)
Net (loss) / income before non-controlling interests	(549)	574	(454)	687

Less: Net gain / (loss) attributable to non-controlling Interests	2	11	7	1
Net (loss) / income attributable to Highway Holdings Limited shareholders	($551)	$563	($461)	$686

Net (loss) / income per share:
Basic	($0.14)	$0.14	($0.12)	$0.18
Diluted	($0.14)	$0.14	($0.12)	$0.18

Weighted average number of shares outstanding:
Basic	4,006	3,910	4,006	3,910
Diluted	4,006	3,910	4,006	3,910

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	March 31,	March 31,
	2021	2020
Current assets:
Cash and cash equivalents	$7,757	$8,827
Accounts receivable, net of doubtful accounts	973	2,008
Inventories	2,238	2,000
Prepaid expenses and other current assets	513	388
Total current assets	11,481	13,223

Property, plant, and equipment, (net)	833	878
Operating lease right-of-use assets	2,795	3,710
Long-term deposits	282	263
Long-term loan receivable	95	95
Investments in equity method investees	-	-
Total assets	$15,486	$18,169

Current liabilities:
Accounts payable	$653	$997
Operating lease liabilities, current	821	782
Accrual expenses and other liabilities	2,347	2,294
Income tax payable	58	564
Dividend payable	85	351
Total current liabilities	3,964	4,988

Long term liabilities:
Operating lease liabilities, non-current	1,142	2,034
Deferred income taxes	607	229
Total liabilities	5,713	7,251

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	40	40
Additional paid-in capital	11,709	11,537
Accumulated deficit	(2,041)	(865)
Accumulated other comprehensive income /(loss)	48	196
Non-controlling interest	17	10
Total equity	9,773	10,918
Total liabilities and shareholders’ equity	$15,486	$18,169

NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2022 FIRST QUARTER RESULTS

--Net Sales Up 46 Percent; Profitability Returns –

HONG KONG —July 22, 2021 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for its fiscal 2022 first quarter ended June 30, 2021.

Net sales for the fiscal first quarter increased approximately 46 percent to $3.0 million from $2.1 million a year earlier. Net income for the same period was $333,000, or $0.08 per diluted share, compared with a net loss of $223,000, or $0.06 per share, last year.

“Results for the fiscal 2022 first quarter benefitted from the carryover of orders that were delayed in the fiscal 2021 fourth quarter due to the global pandemic and other factors discussed in the company’s recently announced fiscal year-end results. While we remain cautious about the near-term consequences related to the global pandemic and supply chain issues impacting most industries, we are starting fiscal 2022 off on a solid foundation with excellent order demand,” said Roland Kohl, chairman, president and chief executive officer.

Gross profit for the 2022 fiscal first quarter was $930,000 compared with $520,000 in the same period a year ago, with gross profit as a percentage of sales approximately 31 percent compared with 25 percent a year ago, representing a six percent improvement on a year-over-year basis.

Selling, general and administrative expense for the 2022 fiscal first quarter decreased by $113,000 – benefiting from some of the management salary reductions. As a percentage of net sales, SG&A expenses decreased to 21 percent from 35 percent, despite an almost 46 percent increase in sales.

The company realized a small currency exchange loss of $7,000 in the quarter compared with an exchange loss of $20,000 in the same period last year, primarily due to a stronger RMB during the first two months of the fiscal 2022 first quarter.

Kohl highlighted the company’s solid financial position, with cash and cash equivalents of $ 7.7 million -- exceeding combined short- and long-term liabilities by $2.2 million. At June 30, 2021, the company had working capital of $7.9 million.

Total shareholders’ equity at June 30, 2021 was $10.1 million compared with $9.8 million as of March 31, 2021. The company’s current ratio at June 30, 2021 was 3.0 :1.

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About Highway Holdings

Highway Holdings is an international manufacturer of a wide variety of high-quality parts and products for blue chip equipment manufacturers based primarily in Germany. Highway Holdings’ administrative office is located in Hong Kong and its manufacturing facilities are located in Yangon, Myanmar and Shenzhen, China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company’s revenues, operations, markets, products and prices, the impact of the worldwide COVID-19 pandemic, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

(Unaudited)

	Quarter Ended
	June 30
	2021	2020
Net sales	$2,998	$2,057
Cost of sales	2,068	1,537
Gross profit	930	520
Selling, general and administrative expenses	617	730
Operating income/(loss)	313	(210)

Non-operating income (expense):

Exchange (loss), net	(7)	(20)
Interest income	1	4
Gain/(loss) on disposal of asset	-	1
Other income (expense)	-	1
Total non-operating (expenses) income	(6)	(14)

Net income/(loss) before income taxes	307	(224)
Income taxes	33	-
Net income/(loss)	340	(224)

Less: net gain/(loss) attributable to non-controlling interests	7	(1)

Net income/(loss) attributable to Highway Holdings Limited’s Shareholders	$333	($223)

Net income/(loss) per share – Basic	$0.08	($0.06)
Net income/(loss) per share - Diluted	$0.08	($0.06)
Weighted average number of shares outstanding:
Basic	4,019	3,910
Diluted	4,160	3,910

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	June 30	March 31
	2021	2021
Current assets:
Cash and cash equivalents	$7,691	$7,757
Accounts receivable, net of doubtful accounts	1,752	973
Inventories	2,171	2,238
Prepaid expenses and other current assets	246	513
Total current assets	11,860	11,481

Property, plant and equipment, net	798	833
Operating lease right-of-use assets	2,562	2,795
Long-term deposits	285	282
Long-term loan receivable	95	95
Investments in equity method investees	-	-
Total assets	15,600	15,486

Current liabilities:
Accounts payable	$885	$653
Operating lease liabilities, current	822	821
Accrued expenses and other liabilities	2,249	2,347
Income tax payable	32	58
Dividend payable	5	85
Total current liabilities	3,993	3,964

Operating lease liabilities, non-current	929	1,142
Deferred income taxes	572	607
Total liabilities	5,494	5,713

Shareholders’ equity:
Preferred shares, $0.01 par value	-	-
Common shares, $0.01 par value	40	40
Additional paid-in capital	11,731	11,709
Accumulated deficit	(1,708)	(2,041)
Accumulated other comprehensive income/(loss)	19	48
Non-controlling interest	24	17
Total shareholders’ equity	10,106	9,773

Total liabilities and shareholders’ equity	$15,600	$15,486